UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 23, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Celulose S.A.

Unaudited Consolidated Interim Financial

Information at September 30, 2013

and Report on Review of Interim

Financial Information

Report on review of interim financial information

To the Board of Directors and Shareholders

Fibria Celulose S.A.

Introduction

We have reviewed the accompanying consolidated interim accounting information of Fibria Celulose S.A., for the quarter ended September 30, 2013, comprising the balance sheet at that date and the statements of income, comprehensive income for the quarter and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 — Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34.

Other matters

Statement of value added

We have also reviewed the consolidated interim statement of value added for the nine-month period ended September 30, 2013. This statement is the responsibility of the Company’s management, and is required to be presented in accordance with standards issued by the Brazilian Securities Commission (CVM) and is considered supplementary information under IFRS, which do not require the presentation of the statement of value added. This statement has been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that it has not been prepared, in all material respects, in a manner consistent with the consolidated interim accounting information taken as a whole.

São Paulo, October 21, 2013

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Luciano Jorge Moreira Sampaio Junior

Accountant CRC 1BA018245/O-1 “S” SP

Fibria Celulose S.A.

Consolidated balance sheet at

In thousands of Reais

	September 30, 2013	December 31, 2012	January 1st, 2012
		(Restated)	(Restated)
Assets
Current
Cash and cash equivalents (Note 6)	770,312	943,856	381,915
Marketable securities (Note 7)	842,936	2,351,986	1,677,926
Derivative financial instruments (Note 8)	29,166	18,344	31,638
Trade accounts receivable, net (Note 9)	611,717	754,768	945,362
Inventory (Note 10)	1,385,137	1,183,142	1,178,707
Recoverable taxes (Note 11)	210,584	209,462	327,787
Assets held for sale	589,849	589,849	644,166
Other assets	159,929	194,526	108,062

	4,599,630	6,245,933	5,295,563

Non-current
Derivative financial instruments (Note 8)	72,154	26,475	43,446
Related parties receivables (Note 13)	6,805	6,245	5,469
Deferred taxes (Note 12)	1,211,131	879,606	995,368
Recoverable taxes (Note 11)	731,370	657,830	677,232
Advances to suppliers	718,139	740,310	760,611
Judicial deposits (Note 19)	173,350	157,567	137,060
Other assets	179,540	172,612	95,060
Investments (Note 14)	40,674	40,674	7,506
Biological assets (Note 15)	3,366,274	3,325,604	3,264,210
Property, plant and equipment (Note 16)	10,704,613	11,174,561	11,841,247
Intangible assets (Note 17)	4,653,509	4,717,163	4,809,448

	21,857,559	21,898,647	22,636,657

Total assets	26,457,189	28,144,580	27,932,220

Fibria Celulose S.A.

Consolidated balance sheet at
In thousands of Reais	(continued)

	September 30, 2013	December 31, 2012	January 1st, 2012
		(Restated)	(Restated)
Liabilities and shareholders’ equity
Current
Loans and financing (Note 18)	1,287,643	1,138,005	1,092,108
Trade payables	577,360	435,939	373,692
Payroll, profit sharing and related charges	131,103	128,782	134,024
Taxes payable	41,096	41,368	53,463
Derivative financial instruments (Note 8)	79,388	54,252	163,534
Liabilities related to assets held for sale	470,000	470,000
Dividends payable	274	2,076	1,520
Other payables	96,000	204,833	142,367

	2,682,864	2,475,255	1,960,708

Non-current
Loans and financing (Note 18)	8,198,963	9,629,950	10,232,309
Derivative financial instruments (Note 8)	388,547	263,646	125,437
Taxes payable	79,274	77,665	76,510
Deferred taxes (Note 12)	176,362	227,923	739,878
Provision for contingencies (Note 19)	84,919	104,813	101,594
Other payables	185,034	194,521	163,096

	9,113,099	10,498,518	11,438,824

Total liabilities	11,795,963	12,973,773	13,399,532

Shareholders’ equity
Capital	9,729,006	9,729,006	8,379,397
Capital reserves	2,688	2,688	2,688
Treasury shares	(10,346)	(10,346)	(10,346)
Statutory reserves	3,815,703	3,815,584	4,520,290
Other reserves	1,596,666	1,596,666	1,611,837
Accumulated losses	(519,417)

Equity attributable to the shareholders of the Company	14,614,300	15,133,598	14,503,866
Equity attributable to non-controlling interests	46,926	37,209	28,822

Total shareholders’ equity	14,661,226	15,170,807	14,532,688

Total liabilities and shareholders’ equity	26,457,189	28,144,580	27,932,220

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of income

In thousand of Reais, except for the income (loss) per share

	September 30, 2013	September 30, 2012

Net revenue (Note 21)	4,959,655	4,320,991
Cost of sales (Note 23)	(3,909,888)	(3,758,005)

Gross profit	1,049,767	562,986

Operating expenses
Selling expenses (Note 23)	(252,681)	(225,420)
General and administrative (Note 23)	(211,912)	(208,260)
Equity in the losses of associate		(320)
Other operating expenses, net (Note 23)	(1,299)	217,372

	(465,892)	(216,628)

Income (loss) before financial income and expenses	583,875	346,358

Financial income (Note 22)	87,120	136,485
Financial expenses (Note 22)	(851,886)	(742,862)
Results of derivative financial instruments (Note 22)	(112,666)	(152,949)
Foreign exchange gains (Note 22)	(577,353)	(676,521)

	(1,454,785)	(1,435,847)

Income before taxes on income	(870,910)	(1,089,489)

Taxes on income
Current (Note 12)	(27,351)	(14,527)
Deferred (Note 12)	386,156	357,647

Losses for the period	(512,105)	(746,369)

Attributable to
Shareholders of the Company	(519,417)	(751,530)
Non-controlling interests	7,312	5,161

Losses for the period	(512,105)	(746,369)

Basic and diluted losses per share - (in Reais) (Note 24)	(0.938)	(1.458)

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of comprehensive income

In thousand of Reais, except for the income (loss) per share

	September 30, 2013	September 30, 2012

Losses for the period	(512,105)	(746,369)

Other comprehensive losses for the period

Total comprehensive losses for the period	(512,105)	(746,369)

Attributable to:
Shareholders of the Company	(519,417)	(751,530)
Non-controlling interests	7,312	5,161

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited statement of changes in shareholders’ equity

In thousands of Reais, unless otherwise indicated

	Capital				Other reserves	Statutory reserves
	Capital	Transaction costs of the capital increase	Capital reserve	Treasury shares	Other comprehensive income	Legal	Investments	Accumulated losses	Total	Non- controlling interest	Total

As at January 1, 2012	8,379,397		2,688	(10,346)	1,618,824	303,800	4,216,490		14,510,853	28,822	14,539,675

Impact of the adoption of CPC 33(R1), net of deferred taxes					(6,987)				(6,987)		(6,987)

As at January 1, 2012 - adjusted	8,379,397		2,688	(10,346)	1,611,837	303,800	4,216,490		14,503,866	28,222	14,532,688

Total loss
Net income (loss) for the period								(751,530)	(751,530)	5,161	(746,369)
Transactions with shareholders
Capital increase	1,361,380								1,361,380	3,336	1,364,716
Transaction costs		(11,771)							(11,771)		(11,771)

As at September 30, 2012	9,740,777	(11,771)	2,688	(10,346)	1,611,837	303,800	4,216,490	(751,530)	15,101,945	37,319	15,139,264

As at January 1, 2013	9,740,777	(11,771)	2,688	(10,346)	1,611,837	303,800	3,511,784		15,148,769	37,209	15,185,978

Impact of the adoption of CPC 33(R1), net of deferred taxes					(15,171)				(15,171)		(15,171)

As at January 1, 2013 - adjusted	9,740,777	(11,771)	2,688	(10,346)	1,596,666	303,800	3,511,784		15,133,598	37,209	15,170,807

Total income
Net income (loss) for the period								(519,417)	(519,417)	7,312	(512,105)
Reversal of dividends							119		119		119
Capital increase of non-controlling interest — Portocel										2,405	2,405

As at September 30, 2013	9,740,777	(11,771)	2,688	(10,346)	1,596,666	303,800	3,511,903	(519,417)	14,614,300	46,926	14,661,226

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Unaudited consolidated statement of cash flow

In thousand of Reais

	September 30, 2013	September 30, 2012

Losses before taxes on income	(870,910)	(1,089,489)

Adjusted by
Depreciation, depletion and amortization	1,266,597	1,259,356
Depletion of wood from forestry partnership programs	90,821	79,816
Unrealized foreign exchange (gains) losses, net	577,353	676,521
Change in the fair value of derivative financial instruments	112,666	152,949
Equity in the losses of associate		320
Losses on disposals of property, plant and equipment	27,349	(1,408)
Interest and gains and losses on marketable securities	(70,903)	(118,317)
Interest expenses	438,315	516,814
Change in fair value of biological assets	(36,100)	(265,798)
Financial charges on Bonds partial repurchase transactions	343,413	150,917
Impairment of recoverable ICMS	69,301	63,333
Tax credits	(13,531)
Reversal of provision for contingencies	(14,250)
Provisions and other	22,554	68,848

Decrease (increase) in assets
Trade accounts receivable	180,134	238,799
Inventory	(141,937)	(64,592)
Recoverable taxes	(121,270)	7,127
Other assets/advances to suppliers	(69,676)	3,067

(Decrease) increase in liabilities
Trade payables	129,013	18,143
Taxes payable	751	(32,708)
Payroll, profit sharing and related charges	2,320	(2,374)
Other payables	(77,891)	(46,701)

Cash provided by operating activities	1,844,119	1,614,623

Interest received	117,964	110,385
Interest paid	(477,529)	(471,908)
Income taxes paid	(20,477)	(4,121)

Net cash provided by operating activities	1,464,077	1,248,979

Cash flow from investment activities
Acquisitions of property, plant and equipment, intangible assets and forests	(872,727)	(745,370)
Advances for wood acquisition from forestry partnership program	(68,650)	(66,146)
Marketable securities, net	1,477,186	(326,080)
Proceeds from sales of property, plant and equipment	47,441	20,805
Advances received from the disposal of assets		200,000
Derivative transactions settled (Note 8)	(19,129)	(110,426)
Other	554	199

Net cash provided by (used in) investment activities	564,675	(1,027,018)

Cash flow from financing activities
Borrowing	1,142,715	661,759
Repayments - principal amount	(3,102,460)	(1,973,494)
Net of capital increase		1,343,546
Premiums paid on partial Bonds repurchase transaction	(230,735)	(62,158)
Other	1,348	2,448

Net cash provided by (used in) financing activities	(2,189,132)	(27,899)

Effects of exchange rate changes on cash and cash equivalents	(13,164)	66,554

Net increase (decrease) in cash and cash equivalents	(173,544)	260,616

Cash and cash equivalents at the beginning of the period	943,856	381,915

Cash and cash equivalents at the end of the period	770,312	642,531

The accompanying notes are an integral part of these unaudited consolidated interim financial information.

Fibria Celulose S.A.

Unaudited consolidated statement of value added

In thousand of Reais

	September 30, 2013	September 30, 2012

Revenue
Gross sales	5,057,029	4,420,791
Provision for trade receivables	1,300
Revenue relating to the construction of own assets and other	799,186	905,884

	5,857,515	5,326,675

Inputs acquired from third parties
Cost of sales	(2,845,224)	(2,567,150)
Materials, energy, outsourced services and other	(335,592)	(301,223)

	(3,180,816)	(2,868,373)

Gross value added	2,676,699	2,458,302

Retentions
Depreciation and amortization	(1,266,597)	(1,259,356)
Depletion of wood from forestry partnership programs	(90,821)	(79,816)

Net value added generated from operations	1,319,281	1,119,130

Value added received through transfer
Equity in the results of investees		(320)
Finance income	760,513	788,719

	760,513	788,399

Total value added for distribution	2,079,794	1,907,529

Distribution of value added
Personnel and social charges	429,836	420,560
Direct compensation	330,855	319,440
Benefits to employees	79,670	79,645
Government Severance Indemnity Fund for Employees (FGTS)	19,311	21,475

Taxes and contributions	(146,283)	(89,344)
Federal	(234,213)	(175,234)
State	61,523	63,775
Municipal	26,407	22,115

Interest, foreign exchange, rentals and leases	2,308,346	2,322,682
Losses for the period	(519,417)	(751,530)
Non-controlling interests	7,312	5,161

Value added distributed	2,079,794	1,907,529

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

1                                         Operations and current developments

(a)                                 General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil, as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in these interim financial information as the “Company”, “Fibria”, or “we”. We have the legal status of a share corporation, operating under Brazilian corporate law. Our headquarters and principal executive office is located in São Paulo, SP, Brazil.

We are listed on the stock exchange of São Paulo (BM&FBOVESPA) and the New York Stock Exchange (NYSE) and we are subject to the reporting requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the United States Securities and Exchange Commission (SEC).

Our activities are focused on the growth of renewable and sustainable forests and the manufacture and sale of bleached eucalyptus kraft pulp. We operate in a single operational segment, which is the producing and selling of short fiber pulp.

Our bleached pulp is produced from eucalyptus trees, resulting in a variety of high quality hardwood pulp with short fibers, which is generally used in the manufacture of toilet paper, uncoated and coated paper for printing and writing, and coated cardboard for packaging. We use different energy sources including thermal and electric, including black liquor, biomass derived from wood debarking, bark and scraps.

Our business is affected by global pulp prices, which are historically cyclical and subject to significant volatility over short periods. The most common factors that affect global pulp prices are: (i) global demand for products derived from pulp, (ii) global production capacity and the strategies adopted by the main producers, (iii) availability of substitutes for these products and (iv) fluctuations on US dollar. All of these factors are beyond our control.

In 2012, we established a strategic alliance with Ensyn Corporation (“Ensyn”), to leverage our forestry expertise and our competitive position in Brazil to develop alternatives with high value aggregated to complement our global leadership position and excellence in the production of pulp. We believe that the combination of our expertise and Ensyn’s technology can generate a relevant business in the biofuels segment in the future.

(b)                                 Operational facilities and forest base

The Company operates the following manufacturing facilities as at September 30, 2013 to produce bleached eucalyptus kraft pulp with a total annual capacity of approximately 5.3 million tons:

Pulp production facility	Location (Brazil)	Annual production capacity - tons

Aracruz	Espírito Santo	2,340,000
Três Lagoas	Mato Grosso do Sul	1,300,000
Jacareí	São Paulo	1,100,000
Veracel (*)	Bahia	560,000

		5,300,000

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

(*)         Represents 50% of the annual production capacity of Veracel’s pulp mill, consistently with our portion of the results, representing 50% of the operations of Veracel in our consolidated statement of operations.

Fibria produces hardwood pulp from plantations of eucalyptus trees (referred to as “forests”), with an average extraction cycle of between six and seven years. These forests are located in six Brazilian States, consisting of approximately 966 thousand hectares, including reforested and protected areas, as follow (in thousands of hectares):

	Area of forest	Total area

State
São Paulo	78,171	144,955
Minas Gerais	13,326	27,353
Rio de Janeiro	1,636	3,367
Mato Grosso do Sul	226,592	346,289
Bahia	134,760	264,002
Espírito Santo	104,222	180,101

	558,707	966,067

The forest base of the Losango project in the State of Rio Grande do Sul is excluded from the above table, as these assets qualify as assets held for sale, and are being presented as such, as detailed in item (d)(i) of Note 35 to the most recent annual financial statements.

(c)                                  Logistics

The pulp produced for export is delivered to customers by means of sea vessels on the basis of long-term contracts with the owners of these vessels. Fibria has four long-term contracts with the South Korean company STX Pan Ocean (“STX”) valid for a period of 25 years. This operator has a dedicated fleet of 20 sea vessels, having the capacity to transport 54 thousand tons of pulp each, to be delivered until 2015. However, three of these contracts which predicted the delivery of 15 sea vessels are in process of termination, due to STX’s financial difficulties.

Regarding the remaining contract, four sea vessels have been delivered to us and are operating and another sea vessel will be delivered to us until December 2013. These vessels are dedicated to optimize the Company’s international logistics and ensure its operational stability and competitiveness.

Independently of the termination of the three contracts mentioned above, the exports of pulp and the related logistics costs should not be impacted, since the Company has contracts of affreightment with other logistics companies, which will be able to meet the export demand.

The company operates in two ports, Santos and Barra do Riacho. The port of Santos is located on the coast of the State of São Paulo and seeps the pulp produced in the Jacareí and Três Lagoas plants. The port is operated under a concession from the Federal Government, through the Companhia Docas do Estado de São Paulo (“CODESP”).

The port of Barra do Riacho is a port specializing in the transportation of pulp, located about three kilometers from the Aracruz unit, in the State of Espírito Santo, and seeps the pulp produced in the Aracruz and Veracel plants. This port is operated by Portocel - Terminal Especializado Barra do

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

Riacho S.A . (“Portocel”) - a company controlled by Fibria (which has a 51% interest in its share capital). Portocel operates with the authorization of the federal government, through a contract signed on November 14, 1995.

The concession period of one of the terminals at the port of Santos ends in 2017. However, we are looking for alternative means of shipping the pulp produced, in order to maintain our export capacity in the long term.

(d)                                 Current assets held for sale

During the year 2012, the Company approved the sale of certain Cash Generating Units (CGUs) and of certain assets, as presented in the following table:

CGU/Asset	Reference	Classification for accounting purposes	Date when classified for accounting purposes	Date when the sale was consummated

Losango project assets	Note 1(d)(i)	Assets held for sale	June 2011	Not yet consummated

Forests and land located in the south of Bahia State	Note 1(d)(ii)	Assets held for sale	March 2012	December 2012

(i)                                    Losango project assets

On June 30, 2011, we decided to classify as “held for sale” the assets related to the Losango project assets, comprising approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the State of Rio Grande do Sul.

On December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement for the sale of all of the Losango project assets. The transaction was approved by the Conselho Administrativo de Defesa Econômica (“CADE”), the competition authority, and on this date the first installment of the purchase price, amounting to R$ 470 million, was paid to us. The second installment, amounting to R$ 140 million, was deposited in an escrow account and will be released to us once additional government approvals are obtained. The final installment of R$ 5 million is payable to us upon the completion of the transfer of the existing land lease contracts for the assets, and the applicable government approvals. The sale and purchase agreement establishes a period of 48 months, renewable at the option of CPMC for an additional 48 months, to obtain the required government approvals. If this approval is ultimately not obtained, we will be required to return to CMPC the first installment it paid to us, plus interest, and the escrow deposits made by CMPC will revert. We have recorded the amount of the first installment received as a liability under “Advances received in relation to assets held for sale”.

Since the signing of the Purchase and Sale Agreement with CMPC, we have been working to obtain the approvals needed, as well as the fulfillment of all other conditions precedent, with an emphasis on obtaining the documentation to be presented to the applicable government agencies.

The completion of the sale depends on these government approvals, the assets continue to be classified as assets held for sale as at September 30, 2013, and will remain so until the sale is completed. Upon classification as assets held for sale, the carrying amounts of the assets held for sale (all of which are

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

non-current) were compared to their estimated fair values less cost of sale, and no impairment losses were identified.

The Losango assets did not generate any significant results in the nine months ended September 30, 2013 and 2012.

(ii)                                Forests and land located in the south of Bahia

On March 8, 2012, as part of our strategy to strengthen our capital structure, we entered into a binding agreement with Fundo Florestas do Brasil (the “Fund”), through its subsidiary Caravelas Florestal S.A., for the sale of certain forests and land located in the south of the State of Bahia, consisting of 16,152 hectares of eucalyptus forests for timber and pulp, with an average annual production of 660 cubic meters of wood.

On June 29, 2012, Fibria signed a sale and purchase agreement for these assets, at a total amount of R$ 235 million. A cash payment of R$ 200 million was received as an advance on the same date. On December 7, 2012, the transaction was completed upon the purchaser signing an acceptance notice.

As result of the due diligence process conducted by the purchaser, the sale price was adjusted to R$ 210 million. The remaining balance of R$ 10 million will be received by the Company until December 2013 and is recorded under “Other receivables” in current assets.

The amount of R$ 19,551 was recognized in the statement of profit and loss in the last quarter of 2012, of which further details are presented in Note 35 to the most recent annual financial statements.

(e)                                  Change in the international corporate structure

In November 2011, management approved, subject to certain conditions, a project for the corporate restructuring of our international activities. The transfer of the current commercial, operational, logistical, administrative and financial operations of Fibria Trading International KFT to another subsidiary, named Fibria International Trading GmbH, was performed on July 1st, 2013.

This international corporate reorganization and restructuring has different stages, and its total completion is expected to be completed by December 2015. However, the implementation of the steps of the planned total restructuring depends on the approval from the local authorities of each country involved.

(f)                                   Incorporated Company without effect on the consolidated interim financial information

On September 30, 2013, the subsidiary Normus Empreendimentos e Participações Ltda. (“Normus”) was incorporated by the Company. The Company held a 100% interest in Normus, which was located in Brazil. With this the indirect subsidiaries Fibria International Trading GmbH, Fibria Overseas Holding KFT and Fibria International Celulose GmbH(1) were considered as direct subsidiaries of the Company.

(1) Company in the pre-operating phase, incorporated in July 2013, with its headquarter located in Austria.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

2                                         Presentation of consolidated interim financial information and summary of significant accounting policies

2.1                               Consolidated interim financial information - basis of preparation

(a)                                 Accounting policies used

The consolidated interim financial information has been prepared and is being presented in accordance with IAS 34 and CPC 21(R1) - “Interim Financial Reporting” issued by the International Accounting Standards Board (IASB) and the Accounting Statements Committee Standards (CPC), approved by the Brazilian Securities and Exchange Commission (CMV).

The consolidated interim financial information should be read in conjunction with the financial statements for the year ended December 31, 2012, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those presented in the annual financial statements.

From January 1, 2013, the companies Veracel Celulose S.A., Asapir Produção Florestal e Comércio Ltda. and VOTO — Votorantim Overseas Trading Operations IV Limited met the definition of joint operations under IFRS 11 and CPC 19(R2) - “Joint Arrangements”, and are classified accordingly, meaning that the balance of the assets, liabilities, revenue and expenses should be accounted for by the entities participating in the joint operation proportionally to their ownership stakes. The changes in the classification of the companies as joint operations did not impact the consolidated balances of the Company compared to the proportional consolidation method allowed by the standard until December 31, 2012.

The current accounting practices, which include the measurement principles for the recognition and valuation of the assets and liabilities, the calculation methods used in the preparation of this interim financial information and the estimates used, are the same as those used in the preparation of the most recent annual financial statements, except to the extent disclosed in Note 3.

(b)                                 Approval of the interim financial information

The consolidated interim financial information was approved by Management on October 21, 2013.

2.2                               Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Accounting estimates will seldom equal the related actual results. In the nine months ended September 30, 2013, there were no significant changes in the estimates and assumptions which are likely to result in significant adjustments to the carrying amounts of assets and liabilities during the next financial year, compared to those disclosed in Note 3 to our most recent annual financial statements.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

Adoption of new standards, amendments and interpretations issued by IASB and CPC

A number of new standards and amendments to standards and interpretations were issued by the IASB and CPC, and are effective for annual periods beginning as from January 1, 2013, as follow:

•             IAS 1/CPC 26(R1) - Presentation of financial statements

•             IAS 19/CPC 33(R1) - Employee benefits

•             IAS 28/CPC 18(R2) - Investments in associates

•             IFRS 11/CPC 19(R2) - Joint Arrangements

•             IFRS 12/CPC 45 - Disclosure of interest in other entities

•             IFRS 9/CPC 38 - Financial instruments

•             IFRS 10/CPC 36(R3) - Consolidated financial statements

•             IFRS 13/CPC 46 - Fair value measurement

As a result of the new standards, amendments and interpretations issued by the IASB and the CPC mentioned above, are applicable to us: IFRS 11/CPC 19(R2) - Joint Arrangements, with the effect described in Note 2.1 (a); IFRS 13/CPC 46 - Fair value measurement, with impacts of disclosure in the annual financial statements; and, IAS 19/CPC 33(R1) - Employee benefits, with the effect described below:

IAS 19 / CPC 33(R1) — Employee benefits

It was the Company’s practice, up to December 31, 2012 to book actuarial gains and losses using the “corridor” method, and such actuarial gains and losses were recognized in the income statement if they exceeded the “corridor” carrying amount, and amortized over the remaining estimated average life of the people which have the benefit, considering that the actuarial gains and losses do not exceed the “corridor” amount; therefore, the gains and losses measured were not immediately recognized. As its method outcome the carrying amount recognized as liabilities differed from the estimated present carrying amounts of obligations by actuarial gains and losses carrying amounts are not yet recognized.

The main impact of the adoption of this standard on the interim financial information for the nine months ended September 30, 2013, with retrospective effect on the financial statements for the year ended December 31, 2012, and the respective opening balances as at January 1, 2012, are as follow: (a) to immediately recognize all actuarial gains and losses directly in “Other comprehensive income”, with the extinction of the “corridor method” for the recognition of actuarial gains and losses resulting from re-measurement, (b) to replace the interest costs and expected return on plan assets with a net interest amount calculated by applying the discount rate to the net defined benefit liability (asset), which should increase the cost of the plan. However, this situation did not have any impact on the Company, due to the fact that we do not have any plan assets.

The reconciliation of the adjusted actuarial obligations as at December 31, 2012 and the opening balance as at January 1, 2012, impacted by the adoption, are as follow:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

	December 31, 2012	January 1st, 2012

Present value of actuarial obligations from previous accounting practices	60,362	55,715

Impact of the adoption of CPC 33(R1)	33,572	10,587

Present value of actuarial obligations after adoption (*)	93,934	66,302

(*)   The actuarial obligation is recorded as non-current “Other payables”, on the interim financial information at September 30, 2013 and in the December 31, 2012 financial statements and the opening balance as at January 1st, 2012.

As a result of the adjustments described above, the accounting balances of “Deferred taxes” classified as non-current assets, “Other payables” classified as non-current liabilities and “Other reserves” in shareholders’ equity as at December 31, 2012 and January 1st, 2012, regarding the comparative period for this interim financial information, were adjusted as follow:

	December 31, 2012			January 1st, 2012
	Original balance	Adjustment	Adjusted balance	Original balance	Adjustment	Adjusted balance

Non-current assets
Deferred assets	868,192	11,414	879,606	991,768	3,600	995,368

Non-current liabilities
Other payables	160,949	33,572	194,521	152,509	10,587	163,096

Shareholders’ equity
Other reserves	1,618,824	(22,158)	1,596,666	1,618,824	(6,987)	1,611,837

4                                        Risk management

The risk management policies and financial risk factors disclosed in the annual financial statements (Note 4) did not show any significant changes. The Company’s financial liabilities which present liquidity risk are presented below by maturity (Note 4.1), exchange risk exposure (Note 4.2), capital risk management position, including indexes ratios of financial leverage (Note 4.3) and sensitivity analysis (Note 5).

4.1                              Liquidity risk

The table below classifies Fibria’s financial liabilities into the relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table represent the contracted cash flow amounts, discounted, and as such they differ from the amounts presented in the consolidated balance sheet.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

	Less than one year	Between one and two years	Between two and five years	Over five years

At September 30, 2013
Loans and financing	1,646,326	1,542,466	4,350,014	4,430,222
Derivative financial instruments	65,765	102,300	390,163	144,302
Trade and other payables	672,296	26,382	20,729	38,475

	2,384,387	1,671,148	4,760,906	4,612,999

At December 31, 2012
Loans and financing	1,739,139	2,881,125	4,163,566	5,878,870
Derivative financial instruments	44,853	50,739	246,710	117,785
Trade and other payables	564,172	54,234	14,516	31,452

	2,348,164	2,986,098	4,424,792	6,028,107

At January 1st, 2012
Loans and financing	1,636,635	2,723,403	3,919,605	7,916,925
Derivative financial instruments	134,886	6,321	104,913	16,099
Trade and other payables	516,061	47,197	14,516	35,081

	2,287,582	2,776,921	4,039,034	7,968,105

4.2                              Foreign exchange risk

The following table presents the carrying amounts of the assets and liabilities denominated in foreign currency:

	September 30, 2013	December 31, 2012	January 1st, 2012

Assets in foreign currency
Cash and cash equivalents (Note 6)	759,832	891,046	318,926
Marketable securities (Note 7)	65,981	432,706
Trade accounts receivable (Note 9)	600,051	714,142	916,391

	1,425,864	2,037,894	1,235,317

Liabilities in foreign currency
Loans and financing (Note 18)	6,968,966	8,542,851	9,230,592
Trade payables	102,812	105,194	35,676
Derivative financial instruments (Note 8)	366,615	273,079	213,887

	7,438,393	8,921,124	9,480,155

Liability exposure	(6,012,529)	(6,883,230)	(8,244,838)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

4.3                              Capital risk management

Management monitors indebtedness on the basis of a consolidated indebtedness ratio. This ratio is calculated as net debt divided by net income before interest, income taxes including social contribution, depreciation and amortization and other items as further described below (“Adjusted EBTIDA”). This is part of our strategy of reducing indebtedness and maintaining an appropriate level of leverage in accordance with our internal policies, as presented in the most recent annual financial statements in Note 4.2. Net debt represents total loans and financing, less cash and cash equivalents and marketable securities and the fair value of derivative financial instruments.

The indebtedness ratios at September 30, 2013, December 31, 2012 and January 1st, 2012 were as follow (measured in Reais):

	September 30, 2013	December 31, 2012	January 1st, 2012

Loans and financing (Note 18)	9,486,606	10,767,955	11,324,417
Less - cash and cash equivalents (Note 6)	770,312	943,856	381,915
Plus - derivative financial instruments (Note 8)	(366,615)	(273,079)	(213,887)
Less - marketable securities (Note 7)	842,936	2,351,986	1,677,926

Net debt	8,239,973	7,745,192	9,478,463

Adjusted EBITDA (last twelve months)	2,726,172	2,253,326	1,981,031

Indebtedness ratio in reais	3.0	3.4	4.8

The indebtedness ratio decreased from 3.4 on December 31, 2012 to 3.0 at September 30, 2013, due to increments of EBITDA and the decrease of loans and financing, due to the early payments made in the period, with reflect on the cash and cash equivalents and marketable securities.

From June 2012 debt-related financial covenants including the indebtedness ratio are measured in US Dollars, as further described in Note 23 to the most recent annual financial statements. Since the above ratios used for the periods presented are measured in Reais, there are likely to be differences between the ratios presented above and the ratios measured in compliance with the debt covenant requirements.

The Company continues to focus on actions including reductions in fixed and variable costs, selling expenses, capital expenditure and improvements in working capital. We have also focused on actions that may result in the additional liquidity of non-strategic assets. These actions are intended to strengthen the capital structure of the Company, resulting in an improved Net Debt to Adjusted EBITDA ratio.

5                                        Sensitivity analysis

The analysis below presents the sensitivity analysis of the effects of changes in the relevant risk factors to which the Company is exposed at the end of the period. Management believes that it is a reasonably likely scenario that the exchange rate between the US Dollar and the Real will reach R$ 2.30, and that changes will be observed in the pulp price over a three month period in line with current market

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

expectations and historical changes in the prices of pulp.

Instruments denominated in foreign currency - mainly in US Dollars	Scenario	Impact on income (expense) - in Reais

Loans and financing	Depreciation of 3.14% of the Real against the US Dollar compared to the Ptax rate as at September 30, 2013 - from R$2.23 to R$2.30	(208,843)
Cash, cash equivalents and marketable securities		25,992
Derivative financial instruments		(105,906)
Accounts receivable		18,836
Accounts payable		(3,227)

Total of estimated impact		(273,148)

As shown above, the depreciation of the Real against the US Dollar, considering the closing rate and the balance of financial instruments as at September 30, 2013, would lead to a increase in the liabilities recognized in the balance sheet and a corresponding loss of approximately R$ 273,148.

In this projected scenario, compared to the average exchange rate of R$ 2.1181 observed during the period, net revenue would have increased by 8.3%, representing an approximate amount of R$ 409 million given the volume and sales prices for the nine months ended September 30, 2013.

According to CVM Decision No. 550/08, the following table presents the changes in the fair values of derivative financial instruments, loans and financing and marketable securities, in two adverse scenarios, that could generate significant losses for the Company. The probable scenario was stressed, considering additions of 25% and 50% to the probable scenario of R$ 2.30 per US Dollar:

	Impact of the appreciation of the Real against the US Dollar on the fair value
	Probable	Possible (25%)	Remote (50%)
	R$ 2,30	R$ 2,875	R$ 3,45

Derivative financial instruments	(105,906)	(958,204)	(2,004,409)
Loans and financing	(208,843)	(1,924,335)	(3,639,827)
Marketable securities	25,992	238,856	451,790

Total impact	(288,757)	(2,643,683)	(5,192,446)

6                                        Cash and cash equivalents

	Average yield - %	September 30, 2013	December 31, 2012	January 1st, 2012

Cash and banks		83,205	52,810	62,989
Foreign currency
Fixed-term deposits — CDB		687,107	891,046	318,926

Cash and cash equivalents		770,312	943,856	381,915

CDBs are highly liquid, readily convertible into a known amount of cash and subject to an immaterial

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

risk of changes of value if early redemption is requested.

During the nine months ended September 30, 2013 there were no relevant changes compared to the information presented in the most recent annual financial statements (Note 9).

7                                        Marketable securities

Marketable securities include financial assets classified held for trading as follow:

	September 30, 2013	December 31, 2012	January 1st, 2012

Brazilian federal government securities, including under reverse repurchase agreements
LFT	109,330	268,984	208,602
LTN	182,146	111,907	149,730
NTN-F	46,718	186,374
Other			4,666

Private securities including securities under reverse repurchase agreements
Reverse repurchase agreements	214,326	766,281	1,282,236
CDB	223,450	584,734	31,750
CDB Box			942
RDB - fixed interest rate	985	1,000

In foreign currency
Private securities including securities under reverse repurchase agreements
Time deposits	65,981	432,706

Marketable securities	842,936	2,351,986	1,677,926

Private securities are mainly composed of short term investments in CDBs and reverse repurchase agreements, and bear interest based on the Interbank Deposit Certificate (“CDI”) interest rate. Government securities are composed of National Treasury Bills and Notes all issued by the Brazilian federal government. The average yield of marketable securities in the nine months ended September 30, 2013 was 102.14% of the CDI (102.66% of the CDI as at December 31, 2012 and 102.47% of the CDI as at January 1, 2012). Securities in foreign currency mainly represent time deposits with maturities longer than 90 days and average remuneration of 0.99% p.a.

The decrease in the balance during the nine months ended September 30, 2013 was, mainly, related to the early payments made by Fibria on loans and financing during the period, as described in Note 18(e) to this report.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

8                                        Derivative financial instruments

The following tables present the Company’s derivative instruments, segregated by type, presenting both the asset and liability positions of the swap contracts, the fair value and paid by hedge strategy adopted, and also the maturity schedule based on their contractual maturities.

(a)                                Derivative financial instruments by type

	Reference value (notional) - in US Dollars			Fair value
Type of derivative	September 30, 2013	December 31, 2012	January 1st, 2012	September 30, 2013	December 31, 2012	January 1st, 2012

NDF (US$) (*)		170,000	921,900		(26,432)	(134,206)
Swap JPY x US$ (JPY)			45,000			27,804
Swap DI x US$ (US$)	427,514	306,226	233,550	(106,175)	(78,345)	11,373
Swap LIBOR x Fixed (US$)	571,235	564,012	227,891	12,305	(8,145)	(10,655)
Swap TJLP x US$ (US$)	294,249	349,860	416,478	(199,276)	(148,123)	(92,165)
Swap Pre x US$ (US$)	283,801	97,737	41,725	(60,226)	(13,205)	(9,084)
Zero cost collar (*)	912,000	410,000	162,000	(13,243)	1,171	(6,954)

				(366,615)	(273,079)	(213,887)

Classified
In current assets				29,166	18,344	31,638
In non-current assets				72,154	26,475	43,446
In current liabilities				(79,388)	(54,252)	(163,534)
In non-current liabilities				(388,547)	(263,646)	(125,437)

Total, net				(366,615)	(273,079)	(213,887)

(*)         There was a reduction in the notional NDFs which were offset by the increase in the notional zero cost collar. Considering the current scenario for the volatility of the Dollar, these operations have remained more attractive than the NDFs.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

(b)           Derivative financial instruments by type and
broken down by the nature of the exposure
(asset and liability exposure for swaps)

	Reference value (notional) - in currency of origin			Fair value
Type of derivative	September 30, 2013	December 31, 2012	January 1, 2012	September 30, 2013	December 31, 2012	January 1, 2012

Future contracts - NDF
Cash flow hedge (US$)		170,000	921,900		(26,432)	(134,206)

Swap contracts
Asset
JPY fixed rate (JPY to USD)			4,754,615			136,077
USD LIBOR (LIBOR to fixed)	571,235	564,012	227,891	1,275,088	1,153,420	427,843
BRL fixed rate (BRL to USD)	830,945	551,195	399,370	1,024,005	706,349	514,257
BRL TJLP (BRL to USD)	478,371	569,708	679,784	456,917	572,177	611,091
BRL Pre (BRL to USD)	579,576	183,427	66,468	465,289	170,934	64,391
Liability
USD fixed rate (JPY to USD)			45,000			(108,273)
USD fixed rate (LIBOR to fixed)	571,235	564,012	227,891	(1,262,783)	(1,161,565)	(438,498)
USD fixed rate (BRL to USD)	427,514	306,226	233,550	(1,130,180)	(784,694)	(502,884)
USD fixed rate (BRL TJLP to USD)	294,249	349,861	416,478	(656,193)	(720,300)	(703,256)
USD fixed rate (BRL to USD)	283,801	97,737	41,725	(525,515)	(184,139)	(73,475)

Total of swap contracts				(353,372)	(247,818)	(72,727)

Options				(13,243)
Cash flow hedge - zero cost collar	912,000	410,000	162,000		1,171	(6,954)

				(366,615)	(273,079)	(213,887)

(c)           Derivative financial instruments by type of
economic hedging strategy

	Fair value			Value (paid) or received
Type of derivative	September 30, 2013	December 31, 2012	January 1st, 2012	September 30, 2013	December 31, 2012

Operational hedges
Cash flow hedges of exports	(13.243)	(25,261)	(141,160)	(14.554)	(151,109)
Hedges of receivables from the sale of investments
Hedges of debts
Hedges of interest rates	12.304	(8,145)	(10,655)	(8.181)	(8,743)
Hedges of foreign currency	(365.676)	(239,673)	(62,072)	3.606	33,484)

	(366.615)	(273,079)	(213,887)	(19.129)	(126,368)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

(d)           Fair value of derivative financial instruments
by maturity date and counterparty

The following tables present information about derivative financial instruments grouped by maturity and counterparty.

The following table presents the fair values by month of maturity:

	September 30, 2013
	2013	2014	2015	2016	2017	2018	2019	2020	Total

January		(3,757)	(4,882)	(4,257)	(3,132)	(584)	(1,386)		(17,998)
February		(6,711)	(7,290)	(5,655)	(4,551)	2,095	362	312	(21,438)
March		(3,834)	(4,235)	(3,008)	(3,101)	(1,078)	(1,452)		(16,708)
April		(5,264)	(5,743)	(3,956)	(3,384)	(863)	(1,472)		(20,682)
May		(8,355)	(8,015)	(5,792)	(4,641)	139	(994)		(27,658)
June		(6,961)	(8,110)	(6,609)	(5,726)	(1,228)	(1,531)		(30,165)
July		(2,645)	(5,117)	(2,765)	(478)	(1,167)	(1,562)		(13,734)
August		(5,507)	(7,328)	(4,479)	(2,254)	(14,291)	(15,728)	(16,471)	(66,058)
September		(2,575)	(10,126)	(8,913)	(40,458)	(22,724)			(84,796)
October	(821)	(4,327)	(5,434)	(2,874)	(3,124)	(1,303)			(17,883)
November	(3,376)	(6,554)	(7,546)	(4,521)	(2,193)	(182)			(24,372)
December	(418)	(6,847)	(7,655)	(5,364)	(3,494)	(1,345)			(25,123)

	(4,615)	(63,337)	(81,481)	(58,193)	(76,536)	(42,531)	(23,763)	(16,159)	(366,615)

	December 31, 2012
	2013	2014	2015	2016	2017	2018	2019	2020	Total

January	(11,875)	(2,652)	(4,065)	(4,067)	(3,311)				(25,970)
February	(10,120)	(3,188)	(4,586)	(3,882)	(2,976)	1,651	1,096	292	(21,713)
March	(2,092)	(1,856)	(2,784)	(2,403)	(2,238)	(80)			(11,453)
April	(3,195)	(3,095)	(4,511)	(3,932)	(3,420)	15			(18,138)
May	(1,873)	(3,590)	(4,915)	(3,952)	(2,987)	628	279		(16,410)
June	93	(3,578)	(5,154)	(4,499)	(3,674)	(116)			(16,928)
July	(1,058)	(3,453)	(3,852)	(3,077)	(1,683)				(13,123)
August	(1,965)	(3,993)	(4,176)	(2,969)	(1,231)	(9,170)	(11,040)	(12,195)	(46,739)
September	770	(2,111)	(7,304)	(6,637)	(27,668)	(15,716)			(58,666)
October	(1,459)	(3,791)	(3,980)	(3,202)	(1,722)				(14,154)
November	(1,813)	(4,189)	(4,228)	(3,051)	(1,288)	500			(14,069)
December	(1,320)	(4,546)	(4,465)	(3,567)	(1,818)				(15,716)

	(35,907)	(40,042)	(54,020)	(45,238)	(54,016)	(22,288)	(9,665)	(11,903)	(273,079)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

	January 1st, 2012
	2012	2013	2014	2015	2016	2017	2018	Total

January	(23,146)	(447)	25,680	(3,000)	(2,820)	(2,483)		(6,216)
February	(16,878)	(540)	(2,049)	(2,966)	(2,879)	(2,475)		(27,787)
March	(11,919)	1,045	(1,874)	(2,951)	(2,980)	(2,415)	86	(21,008)
April	(17,225)	(355)	(2,756)	(3,228)	(2,933)	(2,764)		(29,261)
May	(13,148)	(565)	(2,571)	(3,262)	(2,932)	(2,782)		(25,260)
June	(1,991)	1,414	(2,208)	(3,055)	(2,908)	(2,675)	104	(11,319)
July	(18,880)	(1,520)	(2,796)	(2,658)	(2,548)	(1,289)		(29,691)
August	(18,824)	(1,396)	(2,662)	(2,695)	(2,539)	(1,286)		(29,402)
September	(668)	(48)	(2,461)	(3,018)	(2,290)	2,973	8,745	3,233
October	(6,905)	(1,519)	(2,908)	(2,897)	(2,499)	(1,281)		(18,009)
November	(420)	(1,289)	(2,854)	(2,926)	(2,476)	(1,288)		(11,253)
December	1,484	(240)	(2,736)	(2,769)	(2,431)	(1,222)		(7,914)

	(128,520)	(5,460)	(2,195)	(35,425)	(32,235)	(18,987)	8,935	(213,887)

Notional and fair value by counterparty:

	September 30, 2013		December 31, 2012		January 1st, 2012
	Notional – in US Dollars	Fair value	Notional – in US Dollars	Fair value	Notional – in US Dollars	Fair value

Banco Itaú BBA S.A.	429,660	(30,461)	243,261	(17,865)	382,812	(49,975)
Deutsche Bank S.A.	242,450	91	143,450	(2,033)	37,500	(3,699)
Banco Safra S.A.	212,392	(78,055)	221,226	(55,131)	233,550	11,372
Banco BNP Paribas Brasil S.A.	232,000	(3,765)	125,000	853
Banco Santander Brasil S.A.	226,954	(122,569)	248,918	(93,734)	255,556	(57,139)
Banco CreditAgricole Brasil S.A.	228,918	(3,797)	213,950	(3,844)
HSBC Bank Brasil S.A.	195,117	(31,854)	154,601	(21,101)	135,046	(22,460)
Banco Citibank S.A.	203,030	(56,973)	138,181	(39,734)	240,376	(6,695)
Goldman Sachs do Brasil	76,800	(1,137)	123,250	(3,107)	186,850	(17,507)
Banco Bradesco S.A.	141,618	(31,808)	85,000	(23,214)
Morgan Stanley & CO.	23,565	(393)	58,912	(1,747)	229,042	(22,415)
Banco Votorantim S.A.	31,638	(6,858)	42,086	200
Banco ABC Brasil S.A.	25,000	(256)
Rabobank Brasil S.A.			50,000	(2,389)
Bank of America Merrill Lynch	199,657	1,167			96,400	(20,041)
Banco Standard de Investimentos			35,000	(6,821)	14,500	(1,791)
Standard Chartered Bank					57,500	(8,285)
Banco Barclays S.A.			15,000	(3,412)	124,500	(10,959)
Banco WestLB do Brasil					45,500	(2,521)
Banco Mizuho do Brasil S.A.	20,000	53
BES Investimento do Brasil S.A.					10,000	(1,772)

	2,488,799	(366,615)	1,897,835	(273,079)	2,049,132	(213,887)

The fair value does not necessarily represent the cash required to immediately settle each contract, as this disbursement will only be made on the date of maturity of each transaction, when the final settlement amount can be determined.

The outstanding contracts at September 30, 2013 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered with CETIP (a clearing house).

The descriptions of the types of contracts and risks being hedged against are as follow:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

(i)                                   Non-Deliverable Forwards (“NDF”)

The Company did not enter into US Dollar forwards, and there is no outstanding balance at September 30, 2013.

(ii)                               LIBOR versus fixed rate swaps

The Company has plain-vanilla swaps of quarterly LIBOR against fixed rates, with the objective of hedging debt carrying interest based on LIBOR against any increase in the LIBOR rate.

(iii)                           DI versus US Dollar swap

The Company has plain vanilla swaps of the Interbank Deposit (DI) rate against the US Dollar, with the objective of converting our debt exposure in Reais subject to the DI rate into a debt in US Dollars at fixed interest. The swaps are matched to the debts in terms of the underlying amounts, maturity dates and cash flow.

(iv)                            TJLP versus US Dollar swap

The Company has plain vanilla swaps of the Long-term Interest Rate (“TJLP”) against the US Dollar with the objective of converting our debt exposure in Reais subject to interest based on the TJLP, to debt in US Dollars at fixed interest. The swaps are matched to the related debts in terms of the underlying amounts, maturity dates and cash flow.

(v)                                Zero cost collar

The Company has a zero cost collar, which is an option (put) to purchase US Dollars and a written option (call) to sell US Dollars, with no leverage. The difference between the strike price of the put (floor) and of the call (ceiling) options gives a floor and cap to the Dollar exchange rate, thereby forming a “Collar”.

(vi)                            Pre-swap versus US Dollar swap

The Company has plain vanilla swaps to transform fixed interest debt in Reais into debt in US Dollars at fixed rates. The swaps are matched to the debts in terms of the underlying amounts, maturity dates and cash flow.

(vii)                        Fair value measurement of derivative financial instruments

The Company estimates the fair values of its derivative financial instruments, and acknowledges that these may differ from the amounts payable/receivable in the event of the early settlement of the instrument. This difference arises due to factors such as liquidity, spreads or the intention regarding early settlement by the counterparties, among other factors. The amounts estimated by management are also compared to the Mark-to-Market (“MtM”) prices provided as a reference by the banks (counterparties), and to estimates performed by an independent financial advisor.

Management believes that the fair values estimated for those instruments, using the methods described below, reliably reflect their fair values.

The methods used by the Company to measure the fair values of its derivative financial instruments reflect the methodologies commonly used by the market, and are based on widely tested theoretical

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

bases.

The methodologies used to estimate the MtM prices and to record the values of financial instruments are defined in the manual developed by the Company’s risk and compliance management area.

A summary of the methodologies used for the purpose of determining the fair value by type of instrument is presented below:

•             Non-deliverable forwards - a projection of the future exchange rate is made, using the observable foreign currency coupon and the observed fixed yield curve in Reais at each maturity date. The difference between the forward exchange rate obtained using this method and the contractual forward exchange rate is determined. This difference is multiplied by the notional amount of each contract and discounted to its present value using the observed fixed yields in Reais.

•             Swap contracts - the present value of both the asset and liability positions are estimated by discounting the forecast cash flow using the observed market interest rate for the currency in which the swap is denominated. The contract’s fair value is the difference between the asset and liability amounts. The only exemption refers to TJLP versus US Dollar swaps, where the cash flow of the asset position (TJLP versus Pre swap) is projected using a straight yield of 5% over the period of the swap contract, as disclosed by BM&FBOVESPA.

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman Kohlhagen model. Volatility information and interest rates are observable and were obtained from BM&FBOVESPA exchange information and used to calculate the fair values.

The yield curves used to calculate the fair values of financial instruments at September 30, 2013 are as follow:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %

1M	9.12	1M	0.19	1M	20.32
6M	9.64	6M	0.27	6M	4.59
1A	10.08	1A	0.31	1A	3.17
2A	10.93	2A	0.46	2A	2.65
3A	11.39	3A	0.78	3A	2.72
5A	11.74	5A	1.57	5A	3.48
10A	11.93	10A	2.90	10A	5.62

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

9                                        Trade accounts receivable

	September 30, 2013	December 31, 2012	January 1st, 2012

Domestic customers	66,741	99,601	102,305
Intercompany	3,423	2,980	2,878
Export customers	600,051	714,142	916,391

	670,215	816,723	1,021,574

Allowance for doubtful accounts	(58,498)	(61,955)	(76,212)

	611,717	754,768	945,362

During the nine months ended September 30, 2013, we made credit assignments without recourse for certain customers, amounting to R$ 847,496 (R$ 686,619 at December 31, 2012 and R$ 306,787 at January 1, 2012) meaning that these amounts were not recognized as trade accounts receivable and are not included in the balance above. The combination of the sales volume, the average pulp price and the effect of the exchange currency in the period, contributed to minimizing the decrease in the balance. The credit assignments without resources made by us represent, substantially, the change in the balance in the period.

10                                 Inventory

	September 30, 2013	December 31, 2012	January 1st, 2012

Finished goods
At plants/warehouses in Brazil	115,383	131,806	135,110
Outside Brazil	694,953	470,082	518,305
Work in process	11,053	13,438	31,141
Raw materials	413,204	422,288	360,473
Supplies	147,422	142,288	129,298
Imports in transit	2,793	2,333	2,140
Advances to suppliers	329	907	2,240

	1,385,137	1,183,142	1,178,707

The balance increased by 17 % or R$ 201,995, mainly due to the high level of inventory of finished products (increase of 134,000 tons) in the nine months period ended September 30, 2013.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

11                                 Recoverable taxes

	September 30, 2013	December 31, 2012	January 1st, 2012

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	233,011	187,941	208,993
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	18,199	16,140	19,520
Value-added Tax on Sales and Services (ICMS) on purchases of raw materials and supplies	792,420	715,904	614,274
Social Integration Program (PIS) and Social Contribution on Revenue (COFINS) Recoverable	537,468	526,410	669,805
Provision for the impairment of ICMS credits	(639,144	(579,103)	(507,573)

	941,954	867,292	1,005,019

Non-current	731,370	657,830	677,232

Current	210,584	209,462	327,787

During the nine months ended September 30, 2013 there were no relevant changes to our expectations regarding the recoverability of the tax credits presented in Note 14 to the most recent annual financial statements.

12                                 Taxes on income

The Company and its subsidiaries based in Brazil are taxed based on their net income/losses for accounting purposes as adjusted for tax purposes. The subsidiaries outside of Brazil use the methods established by the respective local regulations. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted as at the date of the interim financial information.

(a)                                Deferred taxes

Deferred income tax and social contribution tax assets arise from tax losses and temporary differences related to: (i) the effect of foreign exchange gains/losses, mainly on loans and financing (which for tax purposes are taxed/deductible on a cash basis), (ii) adjustments to the fair values of derivative financial instruments, (iii) provisions not currently deductible for tax purposes, (iv) investments in rural activity, and (vi) temporary differences arising from the adoption of CPCs/IFRS.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

	September 30, 2013	December 31, 2012	January 1st, 2012

Tax losses	814,326	587,211	521,693
Provision for contingencies	63,873	65,578	30,506
Sundry provisions (impairment, operational and other)	421,550	401,113	383,395
Results of derivative contracts recognized on a cash basis for tax purposes	124,649	92,847	72,537
Exchange variations - recognized on a cash basis for tax purposes	644,552	470,825	73,412
Tax amortization of goodwill	113,098	113,178	110,936
Actuarial gains (losses) on medical assistance plan (SEPACO)	11,414	11,414	3,600
Provision for losses on foreign deferred tax assets (*)	(260,909)	(238,201)	(200,711)
Tax depreciation	(10,674)	(11,391)	(14,986)
Reforestation costs already deducted for tax purposes	(329,497)	(299,632)	(284,020)
Fair values of biological assets	(196,974)	(239,094)	(214,952)
Effects of business combination - acquisition of Aracruz	(23,378)	(31,998)	(45,212)
Tax benefit of goodwill not amortized for tax purposes	(335,470)	(268,376)	(178,917)
Other provisions	(1,791)	(1,791)	(1,791)

Total deferred taxes, net	1,034,769	651,683	255,490

Deferred taxes - asset (net by entity)	1,211,131	879,606	995,368

Deferred taxes - liability (net by entity)	176,362	227,923	739,878

Changes in the net balances of deferred income tax are as follow:

	September 30, 2013	December 31, 2012

At the beginning of the period	651,683	251,890
Tax losses	204,407	28,558
Provision for the impairment of foreign deferred tax assets		(37,490)
Temporary differences relating to provisions	27,352	52,790
Derivative financial instruments taxed on a cash basis	31,802	20,310
Amortization of goodwill	(67,174)	(87,217)
Reforestation costs and tax depreciation	(29,148)	(12,018)
Exchange gains/losses taxed on a cash basis	173,727	434,373
Fair value of biological assets	42,120	(24,141)
Actuarial losses on medical assistance plan (SEPACO)		11,414
Other		13,214

At the end of the period	1,034,769	651,683

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

(b)                                Reconciliation of income tax and social contribution benefit (expenses)

	September 30, 2013	September 30, 2012

Income before taxes on income	(870,910)	(1,089,489)

Income tax and social contribution at statutory nominal rates - 34%	296,109	370,426

Reconciliation against effective expenses

Non-taxable equity in the earnings (losses) of associates		(109)
Differences in the tax rates of foreign subsidiaries	74,131	(7,084)
Benefits to directors	(2,269)	(5,281)
Other, mainly non deductible provisions	(9,166)	(14,832)

Income Tax and Social Contribution benefits (expenses) for the year	358,805	343,120

Effective rate - %	41.2	31.5

13                                 Significant transactions and balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. (“VID”), which holds 29.42% of its shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 30.38% of the shares (together the “Controlling shareholders”).

The Company’s commercial and financial transactions with its subsidiaries, associates, companies belonging to the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on the usual terms and rates applicable to third parties. The balances and transactions with related parties are as follow:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

(i)                                   Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	September 30, 2013	December 31, 2012	January 1st, 2012

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(456)	(722)	(63)
BNDES	Financing	(1,778,508)	(1,747,272)	(1,773,842)

		(1,778,964)	(1,747,994)	(1,773,905)

Transactions with associates
Bahia Produtos de Madeira S.A.	Sales of wood	3,463	2,980	2,878

Transactions with Votorantim Group companies
VOTO III	Bonds			(117,767)
Votener - Votorantim Comercializadora e Energia	Energy supplier	(2)	(388)	(388)
Banco Votorantim S.A.	Financial investments	33,847	197,782	176,156
Votorantim Cimentos S.A.	Input supplier	(25)	(11)	(87)
Votorantim Cimentos S.A.	Sales of land	31,362	31,362
Votorantim Metais	Chemical products supplier	(271)	(228)	(214)
Votorantim Metais	Leasing of land	(713)	(1,476)
Companhia Brasileira de Alumínio (CBA)	Leasing of land	(37)	(33)	(33)

		64,161	227,008	57,667

Net		(1,711,340)	(1,518,006)	(1,713,360)

Presented in the following lines
In assets
Marketable securities (Note 7)		33,847	191,537	170,687
Trade accounts receivable (Note 9)		3,423	2,980	2,878
Related parties - non-current		6,805	6,245	5,469
Other assets - current		31,362	31,362
In liabilities
Loans and financing (Note 18)		(1,785,198)	(1,747,272)	(1,891,609)
Suppliers		(1,579)	(2,858)	(785)

		(1,711,340)	(1,518,006)	(1,713,360)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

(ii)                               Transactions recognized in the statement of operations

	Income (expenses)
	Nature	September 30, 2013	September 30, 2012

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(7,355)	(7,472)
Banco Nacional de Desenvolvimento
Econômico e Social (BNDES)	Financing	(121,672)	(122,222)

		(129,027)	(129,694)

Transactions with associates
Bahia Produtos de Madeira S.A.	Sales of wood	8,486	8.035

Transactions with Votorantim Group companies
VOTO III	Bond		12,149
Votener - Votorantim Comercializadora de Energia	Energy supplier	(27,592)	(13,307)
Banco Votorantim S.A.	Investments	(2,275)	12,638
Votorantim Cimentos S.A.	Leasing of land	(389)	(225)
Votorantim Metais Ltda.	Chemical products supplier	(3,309)	(4,205)
Votorantim Metais Ltda.	Leasing of land	(6,912)	(4,688)
Companhia Brasileira de Alumínio (CBA)	Leasing of land	(331)	(392)

		(40,808)	1, 970

Comments on the main transactions and contracts with related parties

The following is a summary of the nature and conditions of the transactions with related parties:

Controlling shareholders

The Company has a contract with VID related to services provided by the Votorantim Shared Services Center, which provide the outsourcing of operational services relating to administrative activities, the personnel department, back office, accounting, taxes and the information technology infrastructure, which are shared by the companies of the Votorantim Group. The contract provides for overall remuneration of R$ 9,767 and has a one-year term, to be renewed annually upon formal confirmation by the parties.

Additionally, VID provides various services related to technical advice and training, including management improvement programs. These services are provided to the entire Votorantim Group, and the Company reimburses VID at cost for the expenses related to the services used.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure, forestry, the acquisition of equipment and machines and research and development, as well as the expansion and modernization of its plants. There have been no changes in the contracts with BNDES since December 31, 2012, which were presented in Note 23(e) in the most recent annual financial statements.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

Management believes that these transactions were contracted at terms equivalent to those which applyto transactions with independent parties, based on technical studies performed when these contracts were executed.

Subsidiaries, joint operations and associates

Fibria shares its administrative structure with its wholly-owned subsidiary Fibria - MS, and allocates these administrative expenses to the subsidiary at cost without any profit margin. These receivables have an average maturity of 90 days. The other operating subsidiaries have their own management, and no sharing of expenses is necessary. In June 2010 and May 2011, there were purchases of intercompany receivables from this subsidiary amounting to R$ 239,123, relating to export shipments, which were fully settled in 2012.

Port services for the shipping of the products of the Aracruz plant are contracted from Portocel - Terminal Especializado Barra do Riacho. Portocel is controlled by the Company, and Cenibra - Celulose Nipo-Brasileira holds the remaining 49% interest in Portocel. The prices and conditions are identical for both shareholders.

The Company has accounts receivable relating to the sale of pulp to its wholly-owned subsidiary Fibria International Trading GmbH, which is responsible for the management, sale, operation, logistics, control of and accounting for products in Europe, Asia and North America. The pulp sales prices and payment terms for this subsidiary follow the strategic and finance plan of the Company and observe the transfer price limits under the tax regulations. In addition, the Company contracted intercompany export prepayments with this subsidiary, at the rate of quarterly LIBOR plus an average spread of 3.99% p.a. with quarterly payments of principal and interest and final maturity in 2018.

On July 1st, 2013, due to the transfer of the commercial, logistics, administrative and financial operations from the subsidiary Fibria Trading International Kft. to the subsidiary Fibria International Trading GmbH, the balance of trade accounting receivables and export credits (prepayments) up to June 30, 2013 were partially transferred between the subsidiaries and the remaining balance keeps with the same conditions previously agreed.

On June 24, 2005, we entered into a loan contract with VOTO IV, which raised US$ 200,000 thousand, bearing interest at 8.5% p.a. and maturing in 2020. In September 2013, Fibria prepaid the amount of US$ 24,700 (equivalent to R$ 55,471).

The Company has balances receivable from Asapir, corresponding to cash advances made by the Company for the purpose of ensuring that Asapir has working capital at levels considered adequate to carry out its operational activities.

The Company has a receivables balance of R$ 3,463 from Bahia Produtos de Madeira S.A., corresponding to sales of wood, with a contract value of around R$ 9 million per year, with maturity in 2019, renewable for 15 years.

Votorantim Group companies

The Company has a contract to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply power to our unit in Jacareí. The total amount contracted is R$ 15,000, guaranteeing 115,704 megawatt-hours over five years, maturing in December 31, 2014. Should either party request the early termination of the contract, that party will be required to pay 50% of the

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

remaining contract amount. In addition, the Company entered into a contract to purchase energy from Votener, expiring on December 31, 2014, to supply the Três Lagoas and Aracruz units. Since these units already generate their own energy, the contract is intended to maximize the competitiveness of the energy matrix. The total amount contracted may change based on the needs and consumption of energy by those plants.

The Company maintains investments in CDBs and securities purchased under resale agreements (“reverse repos”) issued by Banco Votorantim S.A., with average remuneration of 103.5% of the CDI rate, daily liquidity from September 2013 and maturing in April 2015. The Company’s cash management policy is intended to provide efficiency in investment returns and to maximize liquidity, based on market practices. The Company has also entered into derivative financial instruments with Banco Votorantim. The Shareholders’ Agreement limits intercompany investments to R$ 200 million for securities and R$ 100 million in notional value for derivative financial instruments.

On January, 2012, the Company entered into a contract to purchase 98% sulfuric acid from Votorantim Metais, for R$ 18,500, in exchange for the supply of 36,000 metric tons of acid for two years through December 31, 2013. In the event of contract termination, no penalties are due, and the parties should pay any outstanding invoices for goods provided prior to the termination.

The Company has an agreement with Votorantim Cimentos for the supply of road construction supplies, such as rock and calcareous rock, with an approximate value of R$ 7,165. This agreement may be terminated at any time with prior notice of 30 days, without any contractual penalties.

In December 2012, the Company entered into a contract with Votorantim Cimentos for the sale of land amounting to R$ 31,362, which matures in December 2013.

The Company has land leasing agreements, covering approximately 22,400 hectares, with Votorantim Metais Ltda., which matures in 2019, totaling R$ 76,496.

The Company has land leasing agreements, covering approximately 2,062 hectares, with Companhia Brasileira de Alumínio - CBA and Votorantim Cimentos, which mature in 2023, totaling R$ 4,062.

In the nine months ended September 30, 2013 and the other periods presented, no provision for impairment was recognized on assets with related parties.

(b)                                Remuneration of officers and directors

The remuneration expenses, including all benefits, are summarized as follow:

	September 30, 2013	September 30, 2012

Short-term benefits to officers and directors	19.273	21,169
Rescission of contract benefits	1.587	2,839
Long-term benefits to officers and directors	4.754

	25,614	24,008

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

Severance Indemnity Fund for Employees (FGTS) and the variable compensation program. The long-term benefits related to the benefit program (Phantom Stock Options) and the variable compensation program.

Short-term benefits to officers and directors do not include the amount of R$ 572 for the nine months ended September 30, 2013 (R$ 693 for the nine months ended September 30, 2012) regarding the compensation for the Audit, Risk, Compensation and Sustainability Committee members of.

The Company does not have any additional active post-employment plans and does not offer any other benefits, such as additional paid leave for time of service.

14                                 Investments

	September 30, 2013	December 31, 2012	January 1st, 2012

Investments in associates - equity method (a)	6,913	6,913	7,506
Provision for impairment of investments (a)	(6,913)	(6,913)
Other investments - fair value method (b)	40,674	40,674

	40,674	40,674	7,506

(a)                                Investments in associates

	Our ownership
	Associate’s information			On equity			On profit and loss
	Equity	Profit and loss	%	September 30, 2013	December 31, 2012	January 1st, 2012	September 30, 2013	September 30, 2012

Associate measured using the equity method Bahia Produtos de Madeira S.A.	20,740		33.3	6,913	6,913	7,506		(320)

Provision for impairment Bahia Produtos de Madeira S.A.				(6,913)	(6,913)

						7,506		(320)

(b)                            Other investments

We hold 6% ownership of the capital of Ensyn, represented by shares. We performed an assessment of the rights related to these shares and concluded that we did not have significant influence over the management of Ensyn. Therefore, this investment cannot be considered as an investment in an associate. No significant changes in the fair value of our interest in Ensyn occurred between the date of our investment (October 2012) and September 30, 2013 and for that reason the carrying amount as at September 30, 2013 is equal to the cost of the investment.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

15                                 Biological assets

The reconciliation of the book balances at the beginning and at the end of the period presented is as follows:

	September 30, 2013	December 31, 2012

At the beginning of the period
Historical cost	2,451,612	2,477,271
Fair value	873,992	786,939
	3,325,604	3,264,210

Additions	647,894	755,531
Depletion during the period
Historical cost	(425,618)	(502,691)
Fair value	(216,661)	(365,726)
Change in fair value	36,100	297,686
Disposal	(822)	(129,745)
Transfer (i)	(223)	6,339

At the end of the period	3,366,274	3,325,604

(i) Includes transfers between biological assets, property, plant and equipment and intangible assets.

In accordance with our accounting policies, the valuation of the biological assets at the fair value is performed semiannually. On June 30, 2013, the changes in fair value of the biological assets recognized by us was R$ 36,100, as detailed in Note 15 of the interim financial statements for the period ended June 30, 2013.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

16                                 Property, plant and equipment

The rolling forward of the carrying amounts for the presented period is as follows:

	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At January 1, 2012	1,853,243	1,562,120	7,975,675	205,783	197,866	46,560	11,841,247
Additions	32	299	2,886	3,061	230,475	950	237,703
Disposals	(56,768)	(5,201)	(14,509)			(518)	(76,996)
Depreciation		(122,268)	(676,576)			(15,389)	(814,233)
Transfers and other (i)	19,179	54,809	115,201	63	(213,980)	11,568	(13,160)

At December 31, 2012	1,815,686	1,489,759	7,402,677	208,907	214,361	43,171	11,174,561
Additions		131	12,111	361	210,567	1,648	224,818
Disposals	(27,923)	(2,739)	(27,059)	(21,717)		(13,180)	(92,618)
Depreciation		(90,977)	(505,789)			(11,775)	(608,541)
Transfers and other (i)	1,652	54,863	141,732		(215,710)	23,856	6,393

At September 30, 2013	1,789,415	1,451,037	7,023,672	187,551	209,218	43,720	10,704,613

(i)        Includes transfers between the accounts biological assets, property, plant and equipment and intangible assets.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

17                                 Intangible assets

The rolling forward of the carrying amounts for the period presented is as follows:

	September 30, 2013	December 31, 2012

At the beginning of the period	4,717,163	4,809,448
Amortization of databases, patents and suppliers	(60,133)	(83,124)
Acquisition and disposal of software	(7,581)	(9,192)
Other	4,060	31

At the end of the period	4,653,509	4,717,163

Composed by
Goodwill - Aracruz	4,230,450	4,230,450
Systems development and deployment	32,455	40,004
Acquired from business combination
Databases	239,400	273,600
Patents	31,187	46,820
Relationships with suppliers
Diesel and ethanol		2,668
Chemical products	115,788	123,420
Other	4,229	201

	4,653,509	4,717,163

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

18                                 Loans and financing

(a)                                Breakdown of the balance by type of loan

	Average
	annual	Current			Non- current			Total
Type/purpose	charges - %	September 30, 2013	December 31, 2012	January 1st, 2012	September 30, 2013	December 31, 2012	January 1st, 2012	September 30, 2013	December 31, 2012	January 1st, 2012

In foreign currency
BNDES - currency basket	5.9	45,527	49,075	48,790	270,313	233,397	220,471	315,840	282,472	269,261
Export credits (Finnvera)	3.2	47,929	46,319	42,731	164,719	193,959	217,218	212,648	240,278	259,949
Bonds - US$	7.3	65,954	65,763	34,575	3,188,655	4,577,197	5,103,839	3,254,609	4,642,960	5,138,414
Bonds - JPY				2,223			115,544			117,767
Export credits (prepayment)	2.3	323,367	218,662	29,051	2,441,653	2,503,308	2,777,003	2,765,020	2,721,970	2,806,054
Export credits (ACC/ACE)	2.4	420,849	440,604	623,632		214,567		420,849	655,171	623,632
EIB Europe Inv. Bank				784						784
Leasing				8,773			5,958			14,731

		903,626	820,423	790,559	6,065,340	7,722,428	8,440,033	6,968,966	8,542,851	9,230,592

In Reais
BNDES - TJLP	7.7	314,852	248,731	242,321	1,147,816	1,216,069	1,262,260	1,462,668	1,464,800	1,504,581
FINAME	4.3	4,352	7,483	2,336	11,650	7,182	7,516	16,002	14,665	9,852
NCE	11.3	52,856	49,344	45,203	935,600	636,982	463,987	988,456	686,326	509,190
Midwest Region Fund (FCO and FINEP)	8.3	11,957	12,024	11,689	38,557	47,289	58,513	50,514	59,313	70,202

		384,017	317,582	301,549	2,133,623	1,907,522	1,792,276	2,517,640	2,225,104	2,093,825

		1,287,643	1,138,005	1,092,108	8,198,963	9,629,950	10,232,309	9,486,606	10,767,955	11,324,417

Interest		95,260	117,992	114,432	18,343	105,053	65,828	113,603	223,045	180,260
Short-term borrowing			111,898	98,667					111,898	98,667
Long-term borrowing		1,192,383	908,115	879,009	8,180,620	9,524,897	10,166,481	9,373,003	10,433,012	11,045,490

		1,287,643	1,138,005	1,092,108	8,198,963	9,629,950	10,232,309	9,486,606	10,767,955	11,324,417

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

(b)                                Breakdown by maturity

Non-current portion of the debt at September 30, 2013 by maturity:

	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total

In foreign currency
BNDES - currency basket	11,730	43,833	33,272	45,653	43,221	28,562	32,041	28,259	3,742		270,313
Export credits (Finnvera)		46,847	47,044	47,044	23,784						164,719
Bonds - US$						134,482	1,813,392	1,240,781			3,188,655
Export credits (prepayment)	134,507	271,735	421,651	619,006	457,935	435,603	101,216				2,441,653

	146,237	362,415	501,967	711,703	524,940	598,647	1,946,649	1,269,040	3,742		6,065,340

In Reais
BNDES - TJLP	82,665	311,553	170,960	157,182	117,767	82,654	101,168	96,965	22,287	4,615	1,147,816
FINAME	1,240	4,959	3,225	2,059	167						11,650
NCE	11,080	111,585	103,007	325,027	298,450	43,225	43,226				935,600
Midwest Region Fund (FCO and FINEP)	2,911	11,643	11,643	11,643	409	308					38,557

	97,896	439,740	288,835	495,911	416,793	126,187	144,394	96,965	22,287	4,615	2,133,623

	244,133	802,155	790,802	1,207,614	941,733	724,834	2,091,043	1,366,005	26,029	4,615	8,198,963

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

(c)                                 Breakdown by currency and interest rate

Loans and financing are broken down into the following currencies:

	Currency
	September 30, 2013	December 31, 2012	January 1st, 2012

Real	2,517,640	2,225,104	2,093,825
Dollar	6,653,126	8,260,379	8,843,564
JPY			117,767
Currency basket	315,840	282,472	269,261

	9,486,606	10,767,955	11,324,417

Loans and financing broken down by interest rate are as follow:

	Interest rate
	September 30, 2013	December 31, 2012	January 1st, 2012

CDI	988,456	686,326	509,190
TJLP	1,419,730	1,449,587	1,504,491
Libor	2,977,669	2,756,150	2,929,970
Currency basket	315,840	282,472	269,261
Fixed	3,784,911	5,593,420	6,111,505

	9,486,606	10,767,955	11,324,417

(d)                                Rollforward

	September 30, 2013	December 31, 2012

At the beginning of the period	10,767,955	11,324,417
Borrowing	1,142,715	864,334
Interest expenses	438,315	681,840
Foreign exchange	581,019	803,641
Repayments - principal amount	(3,102,460)	(2,410,719)
Interest paid	(477,529)	(651,288)
Expenses of transaction costs of Bonds redeemed early	112,678	88,759
Other (*)	23,913	66,971

At the end of the period	9,486,606	10,767,955

(*)    Includes the amortization of transaction costs.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

(e)                                 Relevant operations settled during the period

Bonds

In the nine months ended September 30, 2013, Fibria prepaid and canceled a total of US$ 879 million (equivalents to R$ 1,811,857) related to the Bonds “Fibria 2020”, “Fibria 2021” and “VOTO IV” issued in May 2010, March 2011 and June 2005, for which the original maturities were May 2020, March 2021 and June 2020, with fixed interest rates of 7.5%, 6.75% and 7.75% per year, respectively. As a result of the early redemption, we recognized financial expenses amounting to R$ 343,413, of which R$ 230,735 relating to the premiums paid in the repurchase transaction and R$ 112,678 relating to the proportional amortization of the transaction costs of the Bonds.

Export credits (ACC)

In the first quarter of 2013, Fibria paid a total of US$ 125 million (equivalent to R$ 255,111) in relation to export credits (“ACC”) with fixed interest rates of between 2.05% p.a. and 2.09% p.a. Over the same period, Veracel (Fibria’s joint operation) paid a total of US$ 22.8 million (equivalent to R$ 45,766), of export credits (ACC), with fixed interest rates of between 2.07% p.a. and 4.75% p.a.

Export credits (prepayments)

In April 2013, the Company early repaid the amount of US$ 100 million (equivalents to R$ 199,390) regarding two export credits prepayments, which were contracted in October and November 2010, with maturity in October 2018 and a fixed-interest rate of 5.3% p.a.

Export Credit Note (NCE)

In June 2013, the Company repaid early the amount of R$ 205,924 of the NCE with Banco Safra (which corresponds to 40% of the total) and signed an amendment for the remaining balance with a reduction on the cost of the contract from 100% of the CDI plus 1.85% p.a. to 100% of the CDI plus 0.85% p.a. and maturity in 2018.

(f)                                  Relevant operations contracted during the period

Unused credit lines

In April 2013, the Company obtained a revolving credit facility with Banco Bradesco, in the amount of R$ 300,000 with availability for five years and an interest rate of 100% of the CDI plus 1.5% p.a., when fully used. During the unused period, the Company will pay a commission in Reais of 0.05% p.a. quarterly. The Company has not used the credit.

Export credits (prepayments)

In April 2013, the Company, through Fibria Trading International KFT., entered into an export prepayment contract with three banks in the amount of US$ 100 million (equivalent to R$ 201,540), with maturity until 2018 and an initial interest rate of 1.63% p.a. over the quarterly LIBOR rate.

Export Credit Note (NCE)

In June 2013, the Company contracted, an NCE with Banco do Brasil in the amount of R$ 497,745, with final maturity in 2018 and interest at 105.85% of the CDI.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

BNDES

In the nine months ended September 30, 2013, BNDES funds in the amount of R$ 185,039 were released, with maturity dates between 2018 and 2023, subject to interest of TJLP plus 2.42% p.a. to 3.45% p.a. and UMBNDES (currency basket) plus 2.42% p.a. to 3.45% p.a. The resources will be used for projects in the forestry and industrial areas.

(g)                                Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts.

Covenants requirements

On June 6, 2012, the Company concluded the renegotiation of the debt financial covenants, which resulted in the following changes: (a) covenants are now measured based on the consolidated information translated into US Dollars (as opposed to the consolidated financial information in Reais), and (b) the indebtedness ratio (Net debt to EBITDA) was increased to a maximum of 4.5x.

The measurement of the ratios based on information translated into US Dollars reduces the effects of changes in exchanges rates compared to ratios based on information measured in Reais. A substantial portion of the debt of the Company is denominated in US Dollars and as a result the depreciation of the Real against the US Dollar has a significant impact on the ratio when it is measured in Reais. Under the prior computation criteria in the event of a depreciation of the Brazilian Real, the amount of net debt as at the end of the period would increase when measured in Reais. Under the revised criteria by translating the EBITDA from Reais to US Dollars at the average exchange rate for each quarter the impact of the depreciation of the Brazilian Real is mitigated.

The following table presents the financial covenant ratios:

December, 2012 and after

Ratio of debt service coverage (i) - Minimum ratio	More than 1.00

Indebtedness ratio (ii) - Maximum ratio	Less than 4.50

(i)          The ratio of debt service coverage is defined as: (a) adjusted EBITDA (for the last four quarters) in accordance with the practices adopted in Brazil and adjusted translated into US Dollars at the average exchange rate for each quarter, plus the balance of cash, cash equivalents and marketable securities at the period-end translated into US Dollars at period-end exchange rates divided by (b) debt service payment requirements for the following four consecutive quarters plus interest paid during the past four quarters translated into US Dollars at the average exchange rate for each quarter.

(ii)       The indebtedness ratio is defined as (a) consolidated net debt translated into US Dollars at the period-end closing rate divided by (b) Adjusted EBITDA for the last four quarters translated into US Dollars at the average exchange rate for each quarter.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim
financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

The Company is in full compliance with the covenants established in the financial contracts at September 30, 2013, for which the debt service ratio totaled2.27 and the indebtedness ratio totaled 2.86.

The debt agreements that have debt financial covenants also include the following events of default:

•             Non-payment, within the stipulated period, of the principal or interest.

•             Inaccuracy of any declaration, guarantee or certification provided.

•             Cross-default and cross-judgment default, subject to an agreed minimum of US$ 50 million.

•             Subject to certain allowable periods for resolution, breaches of any obligation under the contract.

•             Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel Celulose S.A.

19                                 Contingencies

The Company is party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies against probable unfavorable outcomes of claims in progress are established and updated based on management evaluation, as supported by the opinion of external legal counsel. Provisions and the corresponding judicial deposits are as follow:

	September 30, 2013			December 31, 2012			January 1st, 2012
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	128,838	138,543	9,705	123,791	162,222	38,431	119,572	173,823	54,251
Labor	54,502	115,847	61,345	47,703	108,014	60,311	47,819	88,834	41,015
Civil	8,990	22,859	13,869	6,520	12,591	6,071	821	7,149	6,328

	192,330	277,249	84,919	178,014	282,827	104,813	168,212	269,806	101,594

The change in the provision for contingencies is as follows:

	September 30, 2013	December 31, 2012

At the beginning of the period	282,827	269,806
Reversal	(45,051)	(39,129)
New litigation	12,288	8,923
Accrual of financial charges	27,185	43,227

At the end of the period	277,249	282,827

See below the relevant changes in relation to lawsuits and discussions in the nine months ended September 30, 2013:

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

(i)                                     Income tax assessment - Fibria Celulose S.A. (Normus)

In March 2013, Fibria’s subsidiary Normus Empreendimentos e Participações Ltda. (incorporated by Fibria) received an income tax assessment from the Brazilian Federal Revenue Service (Receita Federal do Brasil) amounting to R$ 264,741, being R$ 124,222 of the principal and R$ 140,519 of penalties and interest. Despite the Company maintaining business transactions with countries with which Brazil has signed international double taxation treaties, the Brazilian Federal Revenue Service claimed Income Tax (Imposto de Renda) and Social Contribution (Contribuição Social sobre o Lucro Líquido) on the earnings of its foreign subsidiary for the year 2008. Based on the position of legal counsel, the assessment of loss was considered reasonably possible, such as the other income tax assessment involving Normus and, therefore, any provision for loss was recognized. Appeal was presented, on which judgment is pending.

In addition to the tax assessment mentioned above, there are other tax assessments as disclosed in Note 24 to the most recent annual financial statements. The total amount of the all tax assessment received updated as at September 30, 2013 is R$ 1,567,044, being R$ 556,303 of the principal, R$ 417,227 of penalties and R$ 593,514 of interest.

(ii)                                  Tax assessment (ICMS - São Paulo) — Adherence to Special Installment Program

In August 2009, the Company was notified by the State Treasury of the State of São Paulo, in the amount of R$ 21,841, including interest and penalties. The Company made a provision amounting to R$ 29,178 for the assessment received in August 2009. This assessment refers to transactions in which we, as appointed by the customer, have informed to the Distrito Federal as a destination of the products, applying the tax rate of 7%. However, the products were removed and delivered to another branch of the same customer in the State of São Paulo. Thus, as there was not an interstate transaction, the State Treasury of São Paulo applied the internal tax rate for the State of São Paulo, 18% in place of the tax rate of 7% applied to the prior operation.

Considering that the loss was classified as probable, in June 2013 the Company adhered to the Special Installment Program for the payment of the debt less penalties and interest, and paid the amount of R$ 14.8 million, on July 8, 2013 in a single installment.

(iii)                               Class Action

In November 2008, a securities class action lawsuit was filed against the Company and some of its current and former officers and directors on behalf of purchasers of the Company’s ADRs between April 7 and October 2, 2008. The complaint alleges violations of the US Securities Exchange Act, asserting that the Company failed to disclose information in connection with, and losses arising from, certain derivatives transactions.

During our Board of Directors meeting in December 2012, the Company ratified the agreement under judicial mediation, where the Company and the other co-defendants agreed to pay the full amount of US$ 37.5 million (equivalent to R$ 76.6 million) to all holders of American Depositary Receipts (“ADRs”), from April 7 to October 2, 2008.

On March 28, 2013, Fibria paid an amount of US$ 37.5 million (equivalent to R$ 75.4 million) and was reimbursed under the D&O policy, as agreed by the Company and the other co-defendants in 2012.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

(iv)                              Drawback Suspension tax benefit - Veracel

During the construction of the pulp mill of the Veracel, part of the mill was acquired from a specific supplier. The mill was eligible to the tax benefit entitled Drawback Suspension which would provide exemptions on imports, in case the funds received to pay the supplier were received abroad. However, part of the mill was financed with funds from Brazil and, for this reason, the Federal Tax authority issued a tax assessment to the supplier and canceled the Drawback benefit.

Veracel’s supplier entered an appeal according to the assessment received, which is still pending for judgment, and in parallel, the supplier filed an arbitration proceeding against Veracel in order to determine which company would be responsible for eventual damages in case supplier is considered guilty.

In September 2013, the International Chamber of Commerce Arbitration Court decided that Veracel and its supplier shall share the potential damages in a ratio of 75% to Veracel and 25% to its supplier. Our exposure amounts to approximately R$ 45 million (equivalent to 50% of our interest in Veracel). Fibria’s management, based on its internal and external legal advisory is evaluating the possibility of success regarding the matter and because of this, any provision for loss was recognized up now.

20                                 Employee benefits

(a)                            Medical assistance provided to retirees

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers’ Union to provide funding for a lifetime medical assistance plan (“SEPACO”) for all of the Company’s employees, their dependents (until they come of age), and their spouses (for life).

The Company’s policy determines that the cost of the benefits should be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit.

Following the adoption of IAS 19/CPC 33(R1) - “Employee benefits”, the corridor method for recognizing actuarial gains and losses is no longer permitted, and for that reason the Company should recognize immediately in the balance sheet the effects of the actuarial gains or losses in the period in which they occur, within “Other comprehensive income”. The outstanding balance of actuarial obligations for the nine months ended September 30, 2013 was R$ 99,747.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

21                                 Net revenue

(a)                                Reconciliation

	September 30, 2013	September 30, 2012

Gross amount	5,799,233	5,078,590
Sales taxes	(97,374)	(99,800)
Discounts and returns (*)	(742,204)	(657,799)

Net revenue	4,959,655	4,320,991

(*)    Mainly related to export customers’ performance rebates.

(b)                                 Information about products

The following table presents the net revenue segregated by the type of product, the volume and the respective destinations:

	September 30, 2013	September 30, 2012

Pulp
Volumes (kilotons)
Domestic market	335,504	390,007
Foreign market	3,421,305	3,456,509

	3,756,809	3,846,516

Pulp revenue
Domestic market	371,743	361,230
Foreign market	4,532,563	3,910,148

	4,904,306	4,271,378

Average price (in Reais per ton)	1,305	1,110

Revenue
Domestic market	371,743	361,230
Foreign market	4,532,563	3,910,148
Services	55,349	49,613

	4,959,655	4,320,991

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

22                                 Financial results

	September 30, 2013	September 30, 2012

Financial expenses
Interest on loans and financing	(438,315)	(516,814)
Loans commission	(19,982)	(55,201)
Financial charges on the partial repurchase of Bonds	(343,413)	(150,917)
Other	(50,176)	(19,930)

	(851,886)	(742,862)

Financial income
Financial investment earnings	77,357	123,510
Other	9,763	12,975

	87,120	136,485

Gains (losses) on derivative financial instruments
Gains	350,550	334,869
Losses	(463,216)	(487,818)

	(112,666)	(152,949)

Gain (losses) on monetary and foreign exchange
Loans and financing	(581,019)	(756,558)
Other assets and liabilities	3,666	80,037

	(577,353)	(676,521)

Net financial result	(1,454,785)	(1,435,847)

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

23                                 Expenses by nature

	September 30, 2013	September 30, 2012

Cost of sales
Depreciation, depletion and amortization	(1,335,190)	(1,311,913)
Freight	(550,435)	(486,607)
Salaries and benefits to employees	(303,699)	(322,045)
Variable costs	(1,720,564)	(1,637,440)

	(3,909,888)	(3,758,005)

Selling expenses
Salaries and benefits to employees	(12,566)	(14,761)
Commercial expenses (*)	(217,276)	(192,637)
Operational leasing	(997)	(978)
Depreciation and amortization charges	(5,193)	(9,517)
Other expenses	(16,649)	(7,527)

	(252,681)	(225,420)

General and administrative and director fee expenses
Salaries and benefits to employees	(85,641)	(80,984)
Third-party services (consulting, legal and other)	(79,259)	(73,833)
Depreciation and amortization charges	(17,035)	(17,742)
Donations and sponsorship	(4,205)	(7,476)
Other expenses	(25,772)	(28,225)

	(211,912)	(208,260)

Other operating expenses, net
Program of variable compensation to employees	(41,205)	(40,994)
Changes in the fair value of biological assets	36,100	265,798
Other	3,806	(7,432)

	(1,299)	217,372

(*)    Includes handling expenses, storage and transportation expenses and sales commission, among other items.

Fibria Celulose S.A.

Notes to the unaudited consolidated interim

financial information at September 30, 2013

In thousands of Reais, unless otherwise indicated

24                                 Earnings per share

(a)                                Basic

	Continued operations
	September 30, 2013	September 30, 2012

Loss attributable to the shareholders of the Company	(519,417)	(751,530)

Weighted average number of common shares outstanding	553,591,822	515,369,602
Basic loss per share (in Reais)	(0.938)	(1.458)

The weighted average number of shares in the presented periods are represented by the total number of shares which makes up the capital of the Company, a total of 553,934,646 shares for the nine months period ended September 30, 2013 and 2012, not including treasury shares, of which there were a total of 342,824 in the nine months ended September 30, 2013 and 342,822 shares in the nine months ended September 30, 2012. In the nine months ended September 30, 2013 and 2012 there were no changes in the quantity of Company’s shares.

(b)                                Diluted

The Company has no debt convertible into shares or share purchase options. Consequently, there are no potential common shares for dilution purposes.

25                                 Explanatory notes not presented

According to the requirements for disclosure contained in Circular-Letter CVM/SNC/SEP/No. 003/2011, we presented explanatory notes to the annual financial statements detailing estimates of the fair value of financial instruments (Note 6), financial instruments by category (Note 7) credit quality of financial assets ( Note 8), financial and operational lease agreements (Note 21), advances to suppliers (Note 22), the tax amnesty and refinancing program (Note 25), long term commitments (Note 26), shareholder’s equity (Note 27), benefits to employees (Note 28), and insurance (Note 33), impairment tests (Note 36), that we omitted in the September 30, 2013 interim financial information because the assumptions, operations and policies have not seen any relevant changes compared to the position presented in the financial statements as at December 31, 2012.

In addition, the Company no longer has reportable segments to present as at September 30, 2013, therefore the Note regarding segment information was excluded.

*          *          *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 23, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO